Filed by Galileo NewCo Limited pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

Genius Sports Group Announces Filing of a Registration Statement on Form F-4 in Connection with its

Proposed Business Combination with dMY Technology Group, Inc. II and Reaffirms its Full Year 2020 Projections

LONDON & NEW YORK, January 15, 2020 – Genius Sports Group Limited (“GSG” or the “Company”), a leading provider of sports data and technology powering the sports, betting and media ecosystem, today announced the filing through a newly created holding company, Galileo NewCo Limited (“NewCo”), of a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a proxy statement/prospectus, in connection with its recently announced proposed business combination with dMY Technology Group, Inc. II (NYSE: DMYD) (“dMY II”), a publicly traded special purpose acquisition company. The proposed business combination (the “transaction”) will be effected through NewCo, whereby dMY II will become a subsidiary of NewCo. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about GSG, NewCo, dMY II and the transaction. The filing can be viewed on the SEC’s website at www.sec.gov and a link to the Edgar filing is available under the “Investors” section of the GSG website at https://www.geniussports.com/home/investors.

dMY II’s Class A common stock and warrants are currently traded on The New York Stock Exchange (the “NYSE”) under the ticker symbols “DMYD” and “DMYD WS” respectively. Upon completion of the transaction, NewCo expects its ordinary shares and warrants to trade on the NYSE under the new ticker symbols “GENI” and “GENI WS”, respectively. The transaction, which was announced on October 27, 2020, has been unanimously approved by the boards of directors of both GSG and dMY II and it is subject to a number of closing conditions, including the approval of the transaction by dMY II’s stockholders, the Registration Statement being declared effective by the SEC and a number of other customary conditions.

The Company also reaffirmed its full-year 2020 projections and expects to generate revenue of approximately $145 million and adjusted EBITDA of approximately $14 million. “Amidst a global pandemic, we have made great progress in 2020 and are on track for sustained strong performance in 2021,” said Mark Locke, GSG Co-Founder and CEO. “Looking ahead, our anticipated merger with dMY II and NYSE listing will strengthen our position as a true partner to sports leagues, sportsbooks and media groups worldwide.”

About Genius Sports Group

Genius Sports Group is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 500 sports organizations globally, including many of the world’s largest leagues and federations such as the NBA, Premier League, FIBA, NCAA, NASCAR, AFA and PGA TOUR.

Genius Sports Group is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About dMY Technology Group II

dMY Technology Group, Inc. II is a publicly traded special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. dMY II’s units, common stock and warrants trade on the NYSE under the ticker symbols “DMYD.U,” “DMYD,” and “DMYD.WS” respectively. More information can be found at www.dmytechnology.com.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), NewCo has filed the Registration Statement with the SEC which has not yet become effective. No securities may be sold nor may offers to buy be accepted prior to the time the Registration Statement is declared effective by the SEC. The Registration Statement includes a proxy statement/prospectus and certain other related documents, which are both the proxy statement to be distributed to holders of shares of dMY II’s common stock in connection with dMY II’s solicitation of proxies for the vote by dMY II’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. dMY II’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about the parties to the business combination agreement dated October 27, 2020 (the “Business Combination Agreement”) and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to dMY II’s stockholders as of a record date to be established for voting on the Business Combination and other matters as described in the Registration Statement. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi, Chief Executive Officer, niccolo@dmytechnology.com.

Participants in the Solicitation

dMY II and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY II’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY II is contained in the Registration Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY II Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi.

GSG’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY II in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Registration Statement.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, dMY II’s, GSG’s and NewCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. For example, projections of the timing of the closing of the Business Combination, future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY II and its management, NewCo and the Company and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any subsequent definitive agreements with respect thereto; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against dMY II, the Company, NewCo or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of dMY II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of dMY II or the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that dMY II, the Company or NewCo may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Business Combination; (12) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY II’s final prospectus relating to its initial public offering dated August 17, 2020 and in dMY II’s and NewCo’s subsequent filings with the SEC, including the Registration Statement, relating to the Business Combination.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of dMY II, the Company or NewCo undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Genius Sports Group Limited:

Media

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird, The One Nine Three Group

+44 7772 031 886

tristan.peniston-bird@the193.com

Investors

Will Rodd, The One Nine Three Group

+1 (917)-714-1791

will.rodd@the193.com

dMY Technology Group, Inc. II

Media

ICR

dmy2@icrinc.com

Investors

Niccolo de Masi

+1 (310) 600-6667

niccolo@dmytechnology.com

Harry You

+1 (702) 781-4313

harry@dmytechnology.com

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